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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 6-K/A

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003
                           COMMISSION FILE No. 1-8887

                          TRANSCANADA PIPELINES LIMITED
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

             450 - 1 STREET S.W., CALGARY, ALBERTA, T2P 5H1, CANADA
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

         Form 20-F              Form 40-F   X
                   -----                  -----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                    No          X
                   -----                  -----

TransCanada PipeLines Limited is filing this Form 6-K/A for the purpose of filing the attached Exhibits 8 and 9, which shall replace in their entirety Exhibits 8 and 9 to the report on Form 6-K filed on July 30, 2003.


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                TRANSCANADA PIPELINES LIMITED


                                By: /s/ Russell K. Girling
                                    ---------------------------------------
                                    Russell K. Girling
                                    Executive Vice-President, Corporate
                                    Development and Chief Financial Officer


                                By: /s/ Lee G. Hobbs
                                    ---------------------------------------
                                    Lee G. Hobbs
                                    Controller


August 14, 2003


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                                  EXHIBIT INDEX

8 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act.

9 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act.